KUMMER KAEMPFER BONNER & RENSHAW Attorneys at Law WWW.KKBR.COM	3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89109-0907 Tel: 702.792.7000 Fax: 702.796.7181	5250 S. Virginia Street Suite 220 Reno, NV 89502-6000 Tel: 775.852.3900 Fax: 775.852.3982

LAS VEGAS OFFICE

SHERWOOD N. COOK
 scook@kkbr.com

May 2, 2005

Via Edgar, Facsimile and Federal Express

Mr. Owen Pinkerton
Mr. David H. Roberts
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549

  Re:
  Virgin River Casino Corporation, RBG, LLC and B & BB, Inc. (the "Company")
  Registration Statement on Form S-4 filed March 7, 2005
  Commission File No. 333-123179

Dear Messrs. Pinkerton and Roberts:

        The Company has received and reviewed the comments in the letter of the United States Securities and Exchange Commission (the "Commission") staff (the "Staff") dated April 6, 2005. The purpose of this letter is to provide the Company's response to those comments, most of which are contained in the Company's Pre-Effective Amendment No. 1 (the "Amendment") to the referenced Registration Statement on Form S-4, which the Company is filing with the Commission concurrently herewith.

General

1.
Please submit a letter from Virgin River Casino Corporation, RBG, LLC and B & BB, Inc., that includes the representations outlined in the Staff's Exxon Capital Holdings Corporation (avail. April 13, 1989), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) No Action Letters.

        The Company has provided a supplemental letter attached to the copy of this letter sent via facsimile and federal express as Exhibit A, stating that the Company is registering the exchange offer in reliance on the Staff positions enunciated in the Exxon Capital (4/13/89), Morgan Stanley (6/5/91) and Shearman & Sterling (7/2/93) letters and has included the representations outlined in the Morgan Stanley and Shearman & Sterling letters.

2.
Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

        The Company will not use any graphics, maps, photographs, related captions or other artwork in the prospectus other than the organization chart contained on page 7 of the Amendment.

3.
We note your use of "CasaBlanca Resorts" throughout the prospectus. The use of CasaBlanca Resorts is vague and confusing given that Casablanca Resorts, LLC is a subsidiary of Virgin River Casino Corporation (based on your disclosure in Exhibit 21.1) and one of the casinos owned by Virgin River. Please revise to use your actual name or a less confusing shortened version throughout your document.

        The term "Casablanca Resorts" has been replaced with the term "the Company" throughout the Amendment when collectively referring to Virgin River Casino Corporation, RBG, LLC and B &

BB, Inc. The term "Casablanca Resorts" has been replaced with "Virgin River Casino Corporation" throughout the Amendment when referencing contact information collectively for Virgin River Casino Corporation, RBG, LLC and B & BB, Inc.

4.
Please supplementally provide us with a copy of the industry/market information used in connection with the preparation of the registration statement. For instance, we note that you rely heavily on data from the Nevada State Gaming Control Board. Please provide us with copies of the materials that support the data you used.

        The Company has attached to the copy of this letter sent via facsimile and federal express as Exhibit B, a copy of the industry/market information used in connection with the preparation of the registration statement.

5.
Please supplementally provide us with support for claims made or beliefs stated. For instance, on page 50 you state that you "believe that the Eureka features approximately 720 slot machines, 11 table games and 210 hotel rooms." In addition, please provide support for your belief that you have a dominant market share in the Mesquite area and that Mesquite is "rapidly growing."

        In response to Staff's comment, the Company has attached to the copy of this letter sent via facsimile and federal express as Exhibit C, a copy of information from the Mesquite Area Chamber of Commerce and the Nevada State Gaming Control Board. The information from the Mesquite Area Chamber of Commerce states that the Eureka has 212 hotel rooms. The Eureka is the only hotel-casino in Mesquite holding a nonrestricted gaming license that is not owned by the Company. The Nevada State Gaming Control Board publishes a Gaming Revenue Report stating the total number of table games and slot machines for the hotel-casinos in Mesquite that hold nonrestricted gaming licenses. In order to estimate the number of slot machines and table games at the Eureka, the total number of table games and slot machines held by hotel-casinos with nonrestricted gaming licenses was subtracted from the number of table games and slot machines at the Company's properties.

        The Nevada State Gaming Control Board Gaming Revenue Report for the period ending September 30, 2004 shows the amount of gaming revenue collected by all the hotel-casinos holding nonrestricted gaming licenses in Mesquite. The Company determined that it generated approximately 75% of the gaming revenue in Mesquite by subtracting the Company's gaming revenue from the total. The Company believes that approximately 75% of the gaming revenue in the Mesquite market represents a dominant market share in Mesquite. Further, the Company believes that Mesquite is rapidly growing because Mesquite's gaming revenue has grown from $92.9 million in 1999 to $118.4 million in the twelve months ended September 30, 2004, a compounded annual growth rate of 5.2%. Please see the attached Nevada State Gaming Control Board Gaming Revenue Reports for the periods ending September 30, 2004 and December 31, 1999 to support the preceding sentence.

Facing Page

6.
We note in your calculation table that you list your 9% Senior Secured Notes as due in 1012. Please revise to indicate they are due in 2012.

        The Company has corrected the typographical error on the facing page to indicate that the 9% Senior Secured Notes are due in 2012.

Table of Additional Registrants

7.
We note that Oasis Interval Ownership, LLC, Oasis Interval Management, LLC, and Oasis Recreational Properties, Inc are not listed on the chart illustrating your corporate structure on page 6. Supplementally please reconcile these disclosures.

        The Company has revised the chart on page 7 of the Amendment to include Oasis Interval Ownership, LLC, Oasis Interval Management, LLC and Oasis Recreational Properties, Inc. In the chart originally included, the boxes entitled "Casablanca Hotel & Casino Properties and Operations", "Oasis Hotel & Casino Properties and Operations" and "Virgin River Hotel & Casino Properties and Operations" denoted the hotel and casino properties owned by the entities listed. The hotel-casinos are not subsidiaries of the entities shown. For clarity, the Company has moved the reference to which entity owns the hotel-casinos to footnotes and has removed the boxes titled "Casablanca Hotel & Casino Properties and Operations", "Oasis Hotel & Casino Properties and Operations" and "Virgin River Hotel & Casino Properties and Operations" from the chart.

        As noted on the revised chart, B & BB, Inc. owns the Virgin River Hotel & Casino personal property. Virgin River Casino Corporation owns the Virgin River Hotel & Casino real property as well as the Mesquite Star Hotel & Casino. RBG, LLC owns the Casablanca Hotel & Casino while Casablanca Resorts, LLC owns the Oasis Hotel & Casino. Oasis Interval Ownership, LLC, Oasis Interval Management, LLC and Oasis Recreational Properties, Inc. are all wholly-owned subsidiaries of Casablanca Resorts, LLC. Casablanca Resorts, LLC, Oasis Interval Ownership, LLC, Oasis Interval Management, LLC and Oasis Recreational Properties, Inc. are guarantors of the notes.

8.
On page 6, it appears that you are listing Casablanca Hotels and Casino Properties and Operations and Virgin River Hotels and Casino Properties and Operations as subsidiaries. On page 100, you state that the Senior Secured Note Indenture provides that "all of the Issuers' present and future Subsidiaries will (i) jointly and severally guarantee all principal of and all premium, if any, and interest (and Liquidated Damages, if any) on the Senior Secured Notes on a senior secured basis." However, in this section you do not list Casablanca Hotels and Casino Properties and Operations and Virgin River Hotels and Casino Properties and Operations as guarantors. Please revise or advise.

        In response to Staff's comment number 8, please see the response to Staff's comment number 7 above.

Incorporation of Certain Documents by Reference, page i

9.
You note that "[a]ll documents and reports filed by Virgin River Casino Corporation, RBG, LLC and B & BB, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer to which this prospectus relates shall be deemed to be 'incorporated by reference' herein and to be a part hereof from the date of the filing of such documents and reports." Please note that based on your lack of Exchange Act reporting history you do not qualify to incorporate Exchange Act reports by reference. Refer to the requirements of Form S-2 and S-3. Please revise to eliminate this section.

        The Company has removed the section titled "Incorporation of Certain Documents by Reference" from the Amendment.

Forward Looking Statements, page i

10.
Since you are not eligible to rely upon the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933, it is not appropriate to qualify in their entirety all subsequent written and oral forward-looking statements attributable to the company or persons entitled to speak on behalf of the company. Please remove this statement. In addition, many of the bullet points on page iii are largely repetitive of the risk factors included in the prospectus and are not directly related to forward-looking statements made in the S-4. Please revise accordingly.

        The Company has removed the statement formerly on page ii qualifying all subsequent written and oral forward-looking statements attributable to the Company or persons entitled to speak on behalf of the Company from the Amendment. The Company has also removed the bullet points formerly on page iii from the Amendment.

Prospectus Summary, page 1

General

11.
Please revise your summary to present a more balanced description your business. For example, if you retain the "competitive strengths" disclosure, balance it with a discussion of your business and competitive risks. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference on page 13 is not sufficient to provide balance.

        The Company has revised the section titled "Prospectus Summary" on pages 2-5 of the Amendment in accordance with Staff's comments to provide a more balanced description of the Company's business and to expand the discussion of the Company's risk factors.

12.
We note your summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. For instance, your "Competitive Strengths" section is repeated verbatim on page 50. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Refer to Item 503(a) of Regulation S-K, and Part IV.C. of Securities Act Release No. 7497.

        The Company has revised the section titled "Prospectus Summary" on pages 2-5 of the Amendment to remove repetitive information in accordance with Staff's comments.

13.
In connection with the above comment, please revise the summary to delete repetitive information found in various portions of the summary. For example, you discuss your competitive strengths and information about your casinos and the Mesquite market in a number of locations within the summary section. In addition, please revise the summary to reduce the level of detail regarding your resorts, your strategy and the Mesquite market. This level of detail is more appropriate in the Business section of the prospectus.

        The Company has revised the Prospectus Summary on pages 2-5 of the Amendment to remove repetitive information in accordance with Staff's comments.

14.
Please include a statement regarding the accounting treatment of the exchange offer. See Item 4(a)(5) of Form S-4. We note your disclosure on page 77.

        The Company has revised the section titled "Prospectus Summary" on page 10 of the Amendment to include a statement regarding accounting treatment of the exchange offer.

The Company, page 1

15.
We note your statement that you generated net revenues of $154.3 million for the twelve months ended September 30, 2004. Since your year-end is December 31, please revise to disclose your revenues at your year-end rather than at September 30.

        The Company revised the statement on pages 1 and 48 to show the Company's net revenues for the twelve months ended December 31, 2004.

Operating Strategy, page 3

16.
SupplementalIy, please tell us whether you have binding agreements with Starbucks and other entities referenced on page 3 to add a movie theater, a sushi bar and a Starbucks to your properties.

        The Company has not entered into any binding agreements with Starbucks or the other entities referenced on page 3 of Registration Statement on Form S-4. The Company is in discussions with Starbucks to enter into a binding contract. Other aspects of the expansion of the properties are in the planning and design stages of the projects.

The Transaction, page 5

17.
You state that "Robert R. Black, Sr. and an affiliate of Robert R. Black, Sr. made a $16.0 million equity contribution to us." Please revise to explicitly state the name of the affiliate.

        The Company has revised the statement on page 6 to state that Robert R. Black, Sr. made a $1.0 million equity contribution to the Company and R. Black, Inc. made a $15.0 million equity contribution to the Company.

Corporate Structure Chart, page 6

18.
Please revise your corporate structure chart to clearly indicate those subsidiaries that also serve as guarantors. Further, please reflect each party's ownership interest in you and your parent as well as your ownership interest in other entities including your subsidiaries. Revise to show this ownership both on a voting and economic basis, if different.

        In response to Staff's comment number 18, please see the response to Staff's comment number 7 above.

19.
The corporate structure as presented in this section does not appear to agree with the list of subsidiaries you provided as Exhibit 21.1. For instance, in Exhibit 21.1 you list Casablanca Resorts, LLC as a subsidiary of Virgin River Casino Corporation. In this section you list Casablanca Resorts, LLC as a subsidiary of RBG, LLC. In addition, B & BB does not appear to be a subsidiary of the registrant according to the chart on page 6.

        In response to Staff's comment number 19, please see the response to Staff's comment number 7 above. Further, Exhibit 21.1 has been revised to clarify the relationships between the entities.

20.
In footnote 2 you state that "Robert R. Black, Sr. and an affiliate of Robert R. Black, Sr. made a $16.0 million equity contribution to us. To finance $15.0 million of the equity contribution, the affiliate issued $15.0 million 8% convertible senior secured note to Michael J. Gaughan, the Chief Executive Officer of Coast Casinos, Inc., a subsidiary of Boyd Gaming Corporation." Please file a copy of all the agreements involving this transaction (e.g., the Convertible Note Pledge Agreement and the Convertible Note Purchase Agreement discussed in Exhibit 2.12) as Exhibits.

        The Company has added the Convertible Senior Secured Note Purchase Agreement, the Convertible Note Pledge Agreement and the Convertible Promissory Note as Exhibits 2.32, 2.33 and 2.34 to the Amendment, respectively.

21.
We refer to footnote (2) where you state that you are seeking the requisite gaming approvals in order to form a holding company that will wholly own each of the three issuers. Supplementally, please tell us the status of receiving such approval and what steps need to be taken in order to obtain it.

        The Company has engaged in discussions with Nevada State Gaming Control Board (the "GCB") regarding the formation of a holding company. The Company has elected to delay a formal request for approval of a holding company from the GCB pending the approval by the GCB of the exchange offer.

The Exchange Offer, page 7

22.
In the paragraph titled Exchange Offer and on the Cover Page, you state that "[t]he terms of each of the new notes are substantially identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." However, on page 10 you state "[t]he terms of the new notes to be issued in the exchange offer are identical to the terms of the applicable outstanding old notes except that we have registered the new notes under the Securities Act." Please revise to eliminate this discrepancy.

        The word "substantially" has been removed from the description of the exchange offer in the section titled "Exchange Offer" on page 8 of the Amendment and from the cover page of the Amendment.

Ranking, page 11 and 12

23.
Please revise your disclosure in these sections to quantify the amount of your existing debt that ranks senior to or pari passu with the Senior Secured Notes and the Senior Subordinated Discount Notes.

        The sections titled "Ranking" on pages 12-13, the section titled "Description of Notes" on page 80 and the section titled "Subordination" on page 131 of the Amendment have been revised to quantify the amount of the existing debt that ranks senior to or pari passu with the Senior Secured Notes and the Senior Subordinated Discount Notes.

Terms Applicable to Both Issues, page 13

24.
In the paragraph titled Asset Sale Offer, you discuss the use of "excess proceeds" in the context of asset sales or an event of loss occurring. Please briefly define the term "excess proceeds." In addition, please clarify when the obligation to repurchase some of the notes will occur.

        The section titled "Asset Sale Offer" on page 14 of the Amendment has been revised to explain the term "excess proceeds" and to clarify when the Company's obligation to repurchase some of the notes will occur.

Summary Combined Financial Data, page 15

25.
We note that your calculation of EBITDA excludes minority interest expense and the change in fair value of interest rate swaps. Explain how these adjustments are in compliance with Item 10(e)(1)(ii) of Regulation S-K or revise your disclosures accordingly. Note, any measures that deviate from the definition of EBITDA in the adopting release must comply with the other requirements of Item 10(e) of Regulation S-K.

        In response to Staff's comments, all references to EBITDA have been removed from the section titled "Summary Combined Financial Data" on page 15 of the Amendment.

26.
We are unclear whether you intend your disclosure of EBITDA to be a liquidity or a performance measure. In the paragraph preceding the calculation of EBITDA you indicate that EBITDA is "presented to enhance the understanding of our financial performance and our ability to service our indebtedness," which implies that the amount would be used as both a performance measure and a liquidity measure. In a supplemental response to us and in your disclosure, clarify how you intend this measure to be used and review the presentation to comply with Item 10(c) of Regulation S-K. Additionally, please explain how you have considered questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when preparing your disclosures related to EBITDA's use as a performance measure.

        In response to Staff's comment number 26, please see the response to Staff's comment number 25 above.

27.
Please explain how you have considered the guidance of Item 10(e) of Regulation S-K when determining whether it was appropriate to disclose EBITDA on a per property basis. Demonstrate how results not used by your chief operating decision maker are useful to investors.

        In response to Staff's comments all per property information has been removed from the section titled "Summary Combined Financial Data" on page 15 of the Amendment.

Summary Financial and Operating Data by Property, page 16

28.
Supplementally explain why the Mesquite Star Hotel & Casino property was not listed in this summary. Also supplementally disclose whether the Mesquite Star Hotel & Casino property generated any revenues for the fiscal years 2001 - 2004.

        In response to Staff's comments the section titled "Summary Financial and Operating Data by Property" has been removed.

        The Mesquite Star Hotel & Casino (the "Mesquite Star") property was not listed in the former section titled "Summary Financial Operating Data by Property" because the Mesquite Star is currently closed to the public. The Company uses the hotel rooms located at the Mesquite Star as overflow rooms when the Virgin River Hotel & Casino, the Casablanca Hotel & Casino and the Oasis Hotel & Casino are booked to capacity. There are currently no dining, gaming or other amenities located at the Mesquite Star. Because the Mesquite Star is used infrequently, revenues from the Mesquite Star for the fiscal years 2001-2004 were nominal.

Risk Factors, page 18

29.
Please revise the fourth sentence of the first introductory paragraph to eliminate the implication that all material risks have not been discussed, and revise as necessary to include a discussion of all material risks in your risk factor section.

        The Company has revised the first introductory paragraph to the section titled "Risk Factors" on page 16 of the Amendment to eliminate the implication that all material risks have not been discussed in the "Risk Factors" section.

30.
Please include a risk factor that alerts investors to the fact that you may redeem the notes at any time on or after January 15, 2009.

        The Company has added a risk factor on page 27 of the Amendment that alerts investors to the fact that the Company may redeem the notes at any time on or after January 15, 2009.

31.
In the paragraph titled Exchange Offer on page 7, you state that "[t]he terms of each of the new notes are substantially identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." Please add a risk factor disclosing that the new notes are not entitled to the certain registered rights and do not contain provisions for liquidated damages. Please note the specific registered rights the new notes will not be entitled to.

        The Company has added a risk factor on pages 26-27 of the Amendment disclosing that the new notes are not entitled to the certain registered rights and do not contain provisions for liquidated damages.

32.
On page 44, you state that you "have no intention at the present time of entering into any new swaps to hedge the new debt incurred as a result of the Transactions. The existing interest rate swaps will continue to be ineffective for the foreseeable future; however, the Companies believe the ineffectiveness of the existing swaps will have no adverse effect on the Companies' ongoing compliance with the new debt." Please include a risk factor discussing the fact that your existing interest rate swaps are ineffective and discussing your intention not to enter into any new swaps to hedge the new debt incurred.

        The Company has added a risk factor on page 26 of the Amendment discussing the fact that the Company's existing interest rate swaps are ineffective and discussing the Company's intention not to enter into any new swaps to hedge the new debt incurred.

33.
Please add a risk factor that discusses the company's breach of certain of the covenants contained in its credit facility, describing the specific breaches and discussing the effect this may have on the ability of the company to obtain waivers in the future. We refer to disclosure found on pages F-8 and F-14.

        The Company used the proceeds of the notes to pay the credit facility referenced on pages F-8 and F-14 of the Registration Statement on Form S-4 in full. Consequently, the Company is no longer in breach of the credit facility covenants. The Company has obtained a new credit facility to replace the previous credit facility and is not in breach of any of the covenants of the current credit facility. Consequently, the Company has removed the disclosure on formerly included on pages F-8 and F-14 of the Registration Statement on Form S-4. The Company respectfully submits that the Company is not required to add a risk factor regarding the breaches of the previous credit facility as that credit facility has been paid in full.

Ability to Service Debt—To service our debt, we will require a significant amount of cash. If we fail to generate sufficient cash flow from future operations, we may have to refinance all or a portion of our debt or seek to obtain additional financing, page 19

34.
On page F-13 you note that there was "no availability under the revolving credit facility at....September 30, 2004." Please revise to indicate the amount available to you under all of your credit facilities as of the most recent practicable date. Also, please revise to discuss if there are any restrictions on your ability to use your credit facilities to make debt payments to debt holders.

        The Company has revised the risk factor titled "Ability to Service Debt" on page 17 of the Amendment to indicate the amount available under the Company's credit facilities as of March 31, 2005 and to state that there are no restrictions on the Company's ability to use the Company's credit facilities to make debt payments to debt holders.

35.
Please indicate the cash available to you as of the most recent practicable date.

        The Company has revised the risk factor titled "Ability to Service Debt" on page 17 of the Amendment to include a statement regarding the cash available to the Company under the credit facility as of March 31, 2005.

Restrictive Covenants—The indentures governing the notes and our new senior secured credit facility will contain covenants that significantly restrict our operations, page 24

36.
We note that the instruments governing your indebtedness contain restrictions on the incurrence of indebtedness, which are subject to a number of qualifications and exceptions. Please expand your disclosure to briefly describe the material qualifications and exceptions and discuss whether you intend to incur additional debt in compliance with these restrictions. In addition, please revise to clarify whether your organizational documents contain any limitations on the amount or percentage of indebtedness that you may incur.

        The Company has revised the risk factor titled "Restrictive Covenants" on pages 22-23 of the Amendment to describe the material qualifications and exceptions related to the Company's ability to incur additional indebtedness as well as the Company's intention to incur additional indebtedness in compliance with these restrictions. The Company has also revised this section to state that the Company's organizational documents do not contain any limitations on the amount or percentage of indebtedness the Company may incur.

Dependence on Management—We rely on our Chairman of the Board, Chief Executive Officer and President, the loss of whose services could materially and adversely affect our business, page 29

37.
Please disclose whether you have entered into an employment agreement with Mr. Black.

        The Company has revised the risk factor titled "Dependence on Management" on page 28 and the section titled "Employment Agreements" on page 63 of the Amendment to state that the Company has not entered into an employment agreement with Mr. Black.

Environmental Matters-We are subject to environmental laws and potential exposure to environmental liabilities. This may cause us to incur costs or affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral, page 31

38.
Please revise to state whether the water supply for the contaminated properties comes from the ground water that has been contaminated. In addition, please revise to discuss whether you could be held strictly liable for the environmental clean-up of the contaminated properties.

        The Company has revised the risk factor titled "Environmental Matters" on pages 30-31 to disclose that the water supply for the contaminated properties does not come from contaminated ground water and to disclose that the Company could be held strictly liable for the environmental clean-up of the contaminated properties.

Capitalization, page 33

39.
Please title, if appropriate, the last column as pro forma. In addition, explain to us supplementally your basis for adjusting the capitalization table to show the impact of the lease termination. How is the termination directly attributable to the Transactions discussed elsewhere in your document?

        The Company has removed the capitalization table from the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

General

40.
Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

        The Company has revised the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") on pages 36-37 of the Amendment to identify and discuss key performance indicators that the Company uses to manage its business.

41.
Please confirm that you do not have any off-balance sheet arrangements. Refer to Item 303(c) of Regulation S-K.

        The Company has no off-balance sheet arrangements.

42.
Please revise to include a discussion on whether your business is subject to seasonality and whether seasonality has had an effect on your financial condition or results of operation. We note, for example, that the net income for the nine months ending September 30, 2003 is substantially higher than the net income for the year ended December 31, 2003. To the extent this is the result of seasonality, please discuss it.

        The Company has included a discussion of seasonality in the MD&A section on page 37 of the Amendment.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, page 18

Casino, page 38

43.
You state that the "increase in casino revenues was due to the increase in slot revenues after fees." Please provide additional detail as to the make-up of the fees you are referring to.

        The Company has updated the MD&A section of the Amendment to provide updated information regarding the results of operations through December 31, 2004. The Company has removed the reference to slot revenues after fees from the MD&A to simply refer to it as slot revenue.

Food and Beverage, page 38

44.
You state the "increase in food and beverage revenues was due to a 6.8% increase in the price per cover." Please briefly define the term "cover."

        The Company has added a definition of "cover" and "price per cover" to the MD&A section on page 37 of the Amendment. As reflected in the Amendment, "cover" refers to a meal served in one of the Company's dining facilities. "Price per cover" refers to the average sale price per meal served.

Promotional Allowances, page 38

45.
Please give a brief description of the types of promotional allowances you have offered.

        The Company has added a description of the types of promotional allowances the Company has offered to the MD&A section on page 38 of the Amendment.

Liquidity and Capital Resources, page 42

46.
If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-K.

        There are no known material trends, events or uncertainties that have, or are reasonably likely to have, a material impact on the Company's short-term or long-term liquidity.

47.
Please revise to state whether you are currently in compliance with the restrictive covenants of the indentures governing the notes and your credit facility. If there is a material risk of noncompliance that would result in making a credit facility unavailable or accelerating a balance due:

•
Discuss with specificity how near you are to violating each such term.

•
Quantify the amount that will be accelerated.

        The Company has revised the MD&A section on page 42 of the Amendment to state that the Company is currently in compliance with the restrictive covenants of the indentures associated with the notes as well as the restrictive covenants in the Company's new senior secured credit facility.

48.
Please revise to state the total amount of the senior credit facility and the amount you have borrowed against that facility as of the latest practicable date.

        The Company has revised the MD&A section on page 42 of the Amendment to state the total amount of the senior credit facility and the total amount the Company has borrowed against the facility as of March 31, 2005.

49.
On page 37, in the second full paragraph you state that you "plan to continue to renovate our facilities, add amenities and remodel and expand some of [your] restaurants and spa facilities...For fiscal years 2005 and 2006, [you] plan to spend an aggregate of approximately $16.3 million in capital expenditures for hotel room renovation and refurbishment throughout all of our properties...to accommodate long-term market growth and high hotel occupancy rates, [you] plan to spend approximately $17.5 million in capital expenditures, beginning in fiscal year 2005, to expand the CasaBlanca." Please revise to describe whether you have entered into any material commitments for capital expenditures relating to any of these planned improvements.

        The Company has revised the MD&A section on page 41 of the Amendment to state the amount of material commitments the Company has entered into for capital expenditures related to the planned improvements.

Operating Activities, page 42

50.
Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying the components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

        The Company has revised the MD&A section on page 40 of the Amendment to discuss the underlying drivers impacting the changes in working capital taking into account the Interpretive Guidance in SEC Release 33-8350.

Contractual Obligations and Commitments, page 44

51.
Please update the Contractual Obligations and Commitments table so that it shows your obligations and commitments as of December 31, 2004. Similarly, please update your table on page 48 that shows your long-term debt so that it shows debt as of December 31, 2004.

        The Company has updated the Contractual Obligations and Commitments table on page 42 of the Amendment so that it shows the Company's obligations and commitments as of December 31, 2004. The Company has also updated the long-term debt table on page 46 of the Amendment so that it shows debt as of December 31, 2004.

Business, page 49

General

52.
Please consider revising your disclosure to include your website address(es). Refer to Item 101(e)(2) of Reg. S-K.

        The Company has revised the section titled "The Company" on page 48 of the Amendment to include the Company's website addresses.

Mesquite Star Hotel & Casino, page 50

53.
You state that the "Mesquite Star has 12,000 square feet of gaming space." Please revise to disclose whether you currently have a license to conduct gaming activities at the Mesquite Star. If you do not have a gaming license, please revise to state what your intentions are in this regards.

        The Company has revised the section titled "Mesquite Star Hotel & Casino" on page 49 of the Amendment to reflect that the Company does not hold a gaming license for the Mesquite Star and that the Company will apply for a gaming license if the Company ever determines to operate a casino at the Mesquite Star.

Competition, page 53

54.
Please revise to discuss the competition you face from other hotels and dining establishments in the Mesquite area. This discussion should include your competitive position in these industries and your principal methods of competition. Also, please explain the niche that Eureka caters to and in what ways you compete with it.

        The Company has revised the section titled "Competition" on pages 52-53 of the Amendment to more fully discuss the competition that the Company faces from other hotels and dining establishments in the Mesquite area.

Legal Proceedings, page 54

55.
Please revise the Legal Proceedings section to provide the status of the litigation as of the most recent practicable date.

        The Company has revised the section titled "Legal Proceedings" on pages 53-54 of the Amendment to provide the status of the litigation as April 16, 2005.

Properties, page 56

56.
In footnote one you state that "pursuant to an agreement which became effective December 15, 2004, RBG, LLC and MDW Mesquite, LLC terminated the lease." Please supplementally advise why you still list the property as leased in your properties table or revise as necessary. Also, please file the agreement to terminate the lease as an Exhibit.

        The Company has revised the section titled "Properties" on page 55 of the Amendment to reflect that RBG, LLC and MDW Mesquite, LLC terminated the lease and to clarify that the Company no longer leases the property. The Company has also filed the agreement to terminate the lease as Exhibit 10.2 to the Amendment.

57.
We refer to footnote (2). Please identify the party with whom you have the 99-year lease.

        The Company has revised footnote (2) on page 55 of the Amendment to identify the party with which with the Company has the 99-year lease.

Management, page 62

58.
Please revise to state how long Robert Black has been serving as the Chairman of the Board, Chief Executive Officer and President of the registrant.

        The Company has revised the section titled "Management" on page 61 of the Amendment to clarify Mr. Black's positions with the Company.

59.
Please revise to state Mr. Black's, Mr. Hornburg's, Mr. Hunter's and Mr. Teixera's terms of office as directors and any period(s) during which they have served as such. Refer to Item 401 of Regulation S-K.

        The Company has revised the section titled "Management" on pages 61-62 of the Amendment to clarify Mr. Black's, Mr. Hornburg's, Mr. Hunter's and Mr. Teixera's positions with the Company.

Executive Compensation, page 63

60.
Please tell us why you have chosen not to include distributions and dividends paid to Mr. Black as owner of CasaBlanca Resorts in the Summary Compensation Table.

        The Company has revised the Summary Compensation Table on page 63 of the Amendment in accordance with Staff's comments.

61.
Please disclose whether you have any employment agreements with your executive directors. If so, please briefly describe the material terms and file copies of the agreements as exhibits to the S-4.

        The Company has revised the section titled "Employment Agreements" on page 63 of the Amendment to discuss the letter of intent the Company has executed with the Company's Chief Financial Officer.

Security Ownership of Certain Beneficial Owners and Management, page 65

62.
Please revise to provide addresses of the beneficial owners. Refer to Item 403 of Regulation S-K.

        The Company has revised the section titled "Security Ownership of Certain Beneficial Owners and Management" on pages 64-65 of the Amendment to provide the addresses of the beneficial owners in compliance with Item 403 of Regulation S-K.

63.
You state that you "are wholly owned by Robert R. Black, Sr., our Chairman of the Board, Chief Executive Officer and President, and his affiliates." Please revise to explicitly list all his affiliates that have an ownership interest.

        The Company has revised the section titled "Security Ownership of Certain Beneficial Owners and Management" on pages 64-65 of the Amendment to list the affiliates of Robert R. Black, Sr. that have an ownership interest in the Company.

64.
Please revise to provide the total number of shares beneficially owned and of the number of shares beneficially owned, indicate by footnote or otherwise, the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership. Refer to Item 403 of Regulation S-K.

        The Company has revised the section titled "Security Ownership of Certain Beneficial Owners and Management" on pages 64-65 of the Amendment to provide the total number of shares beneficially owned. The persons listed own their shares and have no rights to acquire shares through the exercise of options, warrants, etc.

Certain Relationships and Related Party Transactions, page 66

65.
On page 63, you note that you paid Mr. Black management fees in 2001 - 2003. Please revise this section to include that disclosure.

        The Company has revised the section titled "Certain Relationships and Related Party Transactions" on page 67 of the Amendment to disclose the management fees the Company paid Mr. Black in 2002 to 2004. The Company has also revised the section titled "Executive Compensation" on page 63 to provide updated figures for 2002 to 2004 as opposed to 2001 to 2003.

66.
On page 5, you state that you received a $16 million equity contribution from Robert Black and an affiliate. Please revise this section to include the material terms of this transaction.

        The Company has revised the section titled "Certain Relationships and Related Party Transactions" on page 67 of the Amendment to include the material terms of the $1.0 million equity contribution from Robert R. Black, Sr. and the $15.0 million equity contribution from R. Black, Inc.

Senior Secured Credit Facility, page 67

67.
Please revise to disclose the party you entered into your credit facility with. In addition, please disclose the value of your trailing 12 month EBITDA as of a recent measurement date. Further, please briefly define EBITDA as it is understood in the agreement.

        The Company has revised the section titled "Senior Secured Credit Facility" on page 68 of the Amendment to include a definition of EBITDA and to provide a trailing 12 month EBITDA.

The Exchange Offer

Expiration Date; Extensions, page 71

68.
You state that the "expiration date of the exchange offer is                        , 2005 at 5:00 p.m., New York City time." As currently represented the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Refer to Rule 14d-1(g)(3).

        The Company has revised the section titled "Expiration Date; Extensions" on page 71 of the Amendment and the Form Letters of Transmittal in Exhibits 99.1 and 99.2 to state that the expiration time will be midnight on the twentieth business day.

69.
We note that you have not included the expiration date of the exchange offer. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

        The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

70.
We note that you reserve the right to "delay accepting any notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

        The Company has revised the section titled "Expiration Date; Extensions" on page 71 of the Amendment to state that the Company is referring to the right to delay acceptance only due to an extension of the exchange offer.

71.
In the last paragraph, you state if "the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the notes." Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

        The Company has revised the section titled "Expiration Date; Extensions" on page 71 of the Amendment and the Form Letters of Transmittal in Exhibits 99.1 and 99.2 to state that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

72.
Please disclose that, in the event the exchange offer is terminated, delivery of the new notes or return of the old notes will be made promptly.

        The Company has revised the section titled "Expiration Date; Extensions" on page 71 of the Amendment to disclose that in the event the exchange offer is terminated, delivery of the new notes or return of the old notes will be made promptly.

Terms of the Exchange Offer, page 71

73.
You state that you "believe that, as of the date of this prospectus, no holder of notes (other than Jefferies & Company, Inc., which may be our affiliate) is our 'affiliate' as defined by Rule 405 under the Securities Act." Please definitively state whether Jefferies & Company, Inc. is your affiliate and please supplementally provide a detailed analysis of how you arrived at that conclusion.

        The Company has revised the section titled "Terms of the Exchange Offer" on pages 71-72 of the Amendment to remove any reference to Jefferies & Company as a potential affiliate.

Conditions of the Exchange Offer, page 72

74.
We note you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

        The Company has revised the section titled "Conditions of the Exchange Offer" on page 72 of the Amendment to remove the reference to "sole discretion" and to include an objective standard for determination of whether a condition has been satisfied.

Accounting Treatment, page 77

75.
We note your disclosure that fees related to the exchange offer will be amortized over the term of the new notes. Explain to us how you considered the guidance of EITF 96-19 with respect to fees paid to a third party when the modification of debt instruments is not to be accounted for as an extinguishment.

        The registration and subsequent exchange offer is part of the issuance of the original securities. It was required as part of the Indenture that the notes be registered. Accordingly, in accordance with EITF 96-19, the costs of this offering will be capitalized and amortized as interest expense using the effective yield method.

Description of Notes, page 80

76.
Please quantify the amount of debt that is currently senior to the Notes or ranks pari passu with the Notes.

        The Company has revised the section titled "Description of Notes" on page 81 of the Amendment to quantify the amount of debt that is currently senior to the notes or ranks pari passu with the notes.

Certain Covenants, page 94

77.
Remove the qualifier of "certain" before the description of your notes' covenants. The prospectus should reflect all material covenants that limit your rights and the rights of your subsidiaries and noteholders.

        The Company has revised the section formerly titled "Certain Covenants" on pages 94 and 142 of the Amendment and has titled the section simply "Covenants" to reflect that all the material covenants of the notes are included in the prospectus.

Governing Law, page 108 and page 156

78.
Please revise to discuss that the Senior Secured Note Indenture, the Senior Secured Notes and the Senior Secured Note Guarantees are also governed by the United States Securities Laws.

        The Company has revised the sections titled "Governing Law" on pages 109 and 156 of the Amendment to reflect that the notes are governed by United States securities law.

Certain Book-Entry Procedures, page 178

79.
In the last full paragraph on page 180 you state that the "information in this section concerning DTC, Euroclear and Clearstream And their book-entry systems has been obtained from sources that the Issuers believe to be reliable, but the Issuers take no responsibility for the accuracy thereof." Please be aware that the Issuer is subject to liability for information found in the registration statement, regardless of whether it was obtained from third parties.

        The Company is aware that it is that it is subject to liability for information found in the registration statement, regardless of whether it was obtained from third parties.

Financial Statements

General

80.
Update your financial statements pursuant to 3-12 of Regulation S-X.

        The Company has provided updated financial statements on pages F-1 to F-23 of the Amendment pursuant to 3-12 of Regulation S-X.

Combined Balance Sheets, page F-3

81.
Tell us how you considered the need to provide a detailed description of all the pro forma adjustments in the notes to your financial statements.

        A pro forma balance sheet was presented in accordance with Topic 1.B.3 since a significant planned distribution to owners was not reflected in the latest balance sheet as of September 30, 2004. Because the financial statements have been updated to include fiscal year 2004, the pro forma balance sheet is not included in the Amendment.

Combined Statements of Cash Flows, page F-5

82.
Explain how you have considered the guidance in AICPA Technical Practice Aid 1300.15 when determining that the change in bank overdrafts should be disclosed as an operating activity rather than a financing activity.

        The Company has revised the combined statements of cash flows on page F-5 of the Amendment to reflect the change in bank overdrafts as a financing activity rather than an operating activity.

1.    Basis of Presentation and Background

83.
Please disclose your rationale for presenting combined financial statements and advise us of your basis of doing so under GAAP. In this regard, if applicable, please identify those entities that represent a control group and explain to readers your basis for this conclusion. Refer to the guidance in ARB 51 and paragraph 3 of EITF 02-5.

        The Company has revised footnote 1 of the combined financial statements on pages F-7 - F-9 of the Amendment to disclose the rationale for the combined financial statement presentation. Before the consummation of the transaction, four siblings, namely Robert R. Black, Sr. and his brothers, owned 100% of Virgin River Casino Corp., 80.97% of B & BB, Inc., and 70.01% of RBG, LLC. After the transaction, Robert R. Black, Sr. owns 100% of Virgin River Casino Corp., 100% of B & BB, Inc., and 98.08% of RBG, LLC. The Company believes that that common control as described in EITF 02-5 existed with the Black family both before and after transaction. Furthermore, the fact that Virgin River Casino Corp., B & BB, Inc. and RBG, LLC are all hotel-casino enterprises under common management would further support combined financial statements as prescribed in paragraph 22 of ARB 51.

84.
Advise us how you applied Rule 3-10 of Regulation S-X. What exemption were you relying upon when you determined separate financial statements for each issuer and guarantor were not required given the minority interest held in RBG, LLC and the affiliate relationship between B & BB, Inc. and Virgin River Casino Corp? Who was considered the parent company for the purposes of applying Rule 3-10?

        There is no true parent company within the Company's organization for purposes of applying Rule 3-10. All three issuers of the notes, B & BB, Inc., Virgin River Casino Corp. and RBG, LLC, are owned by Robert R. Black, Sr. and his affiliates except for a 1.92% interest in RBG, LLC which is owned by a minority stakeholder. The notes are joint and several obligations of the issuers. In addition, the guarantors of the notes are all 100% owned subsidiaries of RBG, LLC. The guarantors are the only subsidiaries of the issuers. The issuers and the guarantors are all jointly and severally liable for the notes.

        Since the Company determined that it was best to present the financial condition of issuers and guarantors in combined financial statements and since the combined financial statements include all the issuers and the guarantors financial statements, the Company determined that separate financial statement presentation of each issuer or guarantor would have little meaning. Consequently, in accordance with paragraph (f)(4) of Rule 3-10, the Company has not included separate financial statements for each issuer and guarantor in the Amendment. Although there is no parent company issuer of the notes, the Company believes that the criteria proscribed by paragraph (f) of Rule 3-10 mirrors the organizational structure of the Company as it relates to the notes. The Company will make the disclosures outlined in paragraphs (i)(9) and (i)(10) of Rule 3-10.

2.    Summary of Significant Accounting Policies

Vacation Interval Sales, page F-8

85.
We note that sales incentives provided to buyers are treated as services that increase the sales price for computing revenue recognition. What is your basis in GAAP for your accounting treatment for these sales incentives and what consideration was given to EITF 01-9?

        The Company has revised footnote 2 of the combined financial statements on page F-10 of the Amendment to properly state how sales incentives are expensed as none of the Company's incentives involved cash.

Segment Information, page F-11

86.
In a supplemental response please explain how you considered paragraphs 10 -15 of SFAS 131 in determining that you did not have separate segments either based on property or function (i.e. casino operations versus food and beverage operations).

        From a property perspective the Company organizes and views the hotel-casinos as one operating segment that resides in a fairly small municipality and holds a very high market share in and around the municipality. Further, the one segment jointly markets the same clientele from recurring markets including Utah and Las Vegas residents seeking non-Las Vegas gaming activities. Operating decisions of the segment are made on the basis of this single enterprise, and not on an individual property basis. Furthermore, consistent with paragraph 17 of SFAS 131, the Company aggregates its three properties as one segment due to:

    1)
    Similarity in the products and services being offered;

    2)
    Similarity in the nature of the Company's production and service process;

    3)
    Similarity in the type of customer served;

    4)
    Similarity in the distribution method of the Company's products and services; and

    5)
    Similarity of the Company's regulatory environment.

As it relates to aggregation by function, the Company believes that aggregation into one segment is consistent with historical practice allowed by the Commission of hotel-casino operators in the industry. Furthermore, the ancillary products that are offered, such as food and beverage, are priced to facilitate business into the casino. The Company believes that none of these operations could exist on a stand-alone basis. The Company has expanded its disclosure in footnotes 2 and Page F-13 to address the provisions of paragraph 17 of SFAS 131 by enumerating the above language.

Recently Issued Accounting Standards, page F-11

87.
If applicable, disclose the effects of adopting SOP 04-2 on the accounting for your vacation interval sales.

        The Company has updated footnote 2 of the financial statements page F-10 of the Amendment to disclose the effects of adopting SOP 04-2.

11.    Subsequent Transactions and Event, page F-21

88.
In a supplemental response, explain to us how you plan to account for the debt issuance and the acquisition of the interests held by certain affiliated shareholders.

        Within the combined financial statements as of December 31, 2004 included within the Amendment, the Company has accounted for the interest purchased by Robert R. Black, Sr. using the purchase method of accounting. As it related to the non-sibling shareholders that were bought out, the Company interpreted the guidance outlined in FASB No. 141 paragraphs 14 and D13. Specifically, paragraph 14 reads "the acquisition of some or all of the noncontrolling equity interests in a subsidiary—whether acquired by the parent, subsidiary itself, or another affiliate—shall be accounted for using the purchase method." Paragraph D13 reads similarly and states "the purchase method of accounting shall be applied if the effect of the transfer or exchange described in D11 is the acquisition of all or a part of the noncontrolling equity interests in a subsidiary (refer to paragraph 14)." In determining the accounting of the purchase by Mr. Black of his siblings' interests in the companies, the Company reviewed the guidance of EITF 02-5. The Company believes that this pronouncement doesn't apply to this transaction. EITF 02-5 applies to control at the control group level, not the entity level. In this transaction, one sibling purchased the interests of other siblings and acquired control of the companies. Therefore, the buyout of the siblings' interests in the companies would be consummated at fair value, and the application of purchase accounting would apply. No change would occur in Mr. Black's interest in the companies, as his interest in the companies was not tendered as part of the transaction.

89.
Explain to us how you plan to account for the termination of the lease agreement between RBG, LLC and MDW and your basis in GAAP for your accounting treatment. We note from your Capitalization table that you intend to remove the liability related to this capital lease. Clarify how you evaluated the transactions subsequent to the lease termination, such as the transfer of timeshare units to RBG, the sharing of revenues and expenses and RBG's commitment to advance funds to MDW. What was your consideration of SFAS 13, FIN 26, and FIN 46(R)?

        Prior to the lease termination RBG, LLC leased a 200 room apartment building from MDW, LLC that RBG, LLC had used for the purpose of selling timeshare units and hotel rooms for rent. Due to the terms of the lease agreement, the lease was considered a capital lease for accounting purposes. Prior to the termination of the lease, assets associated with the capital lease recorded to the combined financial statements included the building under capital lease and the associated time-share inventory and the liability represented the present value of the minimum lease payments. Upon termination of lease, MDW LLC conveyed three timeshare units to RBG, LLC.

        In reviewing the Company's accounting treatment for the termination of the lease, the Company applied the guidance in paragraph 14 (C) of SFAS 13 by removing the associated assets, which consisted of the time share inventory and carrying value of the building under capital lease, and the related capital lease obligation in determining the gain on lease termination. The Company reviewed the provisions of FIN 26, "Accounting for the Purchase of a Leased Asset by the Lessee During the Term of the Lease, an Interpretation of FASB Statement No. 13", which states in part: "The purchase by the lessee of property under a capital lease shall be accounted for like a renewal or extension of a capital lease that, in turn, is classified as a capital lease, that is, any difference between the purchase price and the carrying amount of the lease obligation shall be recorded as an adjustment of the carrying amount of the asset." The Company determined this interpretation does not apply to the above mentioned transaction, as RBG, LLC did not purchase the assets under lease.

        Finally, in evaluating how the provisions of FIN 46 (R) applied to the Company's transaction, the Company considered the sharing of revenue and expenses of the rental operation up until the sale of the individual units would be shared fifty-fifty between RBG, LLC and MDW, LLC, the sharing of profits from the sale of the units would be shared fifty-fifty between Randy Black and RBG, LLC and MDW, LLC and the advanced funds by RBG, LLC would be paid back by MDW, LLC in determining that RBG, LLC was not a primary beneficiary in the transaction. The Company has performed an analysis and determined the primary beneficiary of the transaction was MDW, LLC.

Part II

Exhibit Index, page II-2

90.
Please file consents from your director nominees. We refer to Instruction 2 to Item 401(a) of Regulation S-K.

        The Company has filed consents from the Company's director nominees as Exhibits 99.3 through 99.5 to the Amendment.

Computation of Ratio of Earnings to Fixed Charges, Exhibit 12.1

91.
Explain how you have considered capitalized interest in the current period in calculating the earnings available for fixed charges. Refer to Item 503(d) of Regulation S-K.

        During the periods presented where the earnings available for fixed charges was calculated, there was no capitalized interest as there no capital projects that warranted the capitalization of interest.

92.
Explain how you determined that change in fair value of swaps was an appropriate adjustment in calculating total fixed charges. Refer to Item 503(d) of Regulation S-K.

        The Company has revised Ratio of Earnings to Fixed Charges in Exhibit 12.1 of the Amendment to remove the change in fair value of swaps as an adjustment in calculating total fixed charges.

Exhibit 99.1 and 99.2

93.
In the Form Letter of Transmittal for 9% Senior Secured Notes and the 12% Senior Subordinated Discount Notes, you require the undersigned to acknowledge that s/he has "review[ed]" the corresponding offering documents. While the staff does not object if an offeror asks note holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or reviewed all of the terms of the offer. Please advise us as to the purpose of this language or revise to delete it.

        The Company has revised the Form Letter of Transmittal in Exhibits 99.1 and 99.2 and has removed the requirement that the undersigned to acknowledge that s/he has "review[ed]" the corresponding offering documents.

*            *            *            *             *            *

        The Company asks that you indicate your receipt of the enclosed materials by stamping and returning to the undersigned the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

        If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely,
KUMMER KAEMPFER BONNER & RENSHAW
/s/ SHERWOOD N. COOK
Sherwood N. Cook
snc/amw
cc: Curt Mayer